767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

September 30, 2020

VIA EDGAR

Kevin Dougherty

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Fortress Value Acquisition Corp. Registration Statement on Form S-4 Filed August 27, 2020 File No. 333-248433

Dear Mr. Dougherty:

On behalf of Fortress Value Acquisition Corp. (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 23, 2020 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-248433) filed by the Company on August 27, 2020 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 1”). We have enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement.

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Notice of the Special Meeting of Stockholders, page 1

1.

The disclosures regarding your exclusive forum provision at pages 1, 70, 255 and 300 appear to be inconsistent. Please disclose whether your provision applies to actions arising under the Securities Act or Exchange Act. In this regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 70, 264 and 309 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of FVAC and the Companies, page 40

2.	Please show us how you derived historical book value per share for MPMO as of December 31, 2019 and June 30, 2020. Revise your disclosures as necessary.

In response to the Staff’s comment, the Company respectfully informs the Staff that MPMO’s historical book value per share was calculated pursuant to Item 301 of Regulation S-K by dividing total stockholders’ deficit excluding preferred shares (specifically preferred units and preferred warrants) of $80.9 million and $20.3 million as of June 30, 2020 and December 31, 2019, respectively, by 1,000 and 1,000 outstanding common units as of June 30, 2020 and December 31, 2019, respectively. The Company respectfully advises the Staff that it does not believe that any revisions to the disclosures are necessary.

Certain Projected Financial Information of the Companies, page 86

3.

Please describe and quantify, as applicable, the material assumptions, such as the future demand for, and prices of, rare earth minerals and products, that underlie the projected financial information. Please also disclose the assumptions used regarding the timing of the Stage II optimization project and Stage III downstream expansion that underlie those projections, as applicable.

The Company respectfully advises the Staff that it has revised the disclosure on page 88 of Amendment No. 1 in response to the Staff’s comment.

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4.

We note disclosure on page 107 of a three-stage projection prepared by SNR and MPMO. Based on your disclosure on page 107, stage one of the projections has been completed; stage two appears assumed to be completed in 2022; and stage three of the projections appears assumed to be completed in 2025 and later. To the extent that SNR and MPMO provided to the financial advisor and the registrant projected financial information beyond 2023, please revise the presentation of projections at page 86 to disclose any such material projected financial information.

The financial projections included in the Registration Statement were included solely to provide the Company’s stockholders access to the financial projections that were made available to the Company in connection with the Company’s evaluation of MPMO, SNR and the Business Combination. Certain projected financial information was made available to the Company relating to periods beyond 2023, including estimates of typical life of mine calculations that are essentially annual run rates carried forward until the resource runs out. However, given the inherent uncertainty of financial projections, the Company and MPMO do not believe that disclosing any projected information for periods beyond 2023 would provide additional material information to investors. MPMO also provided Murray, Devine & Co., Inc., a financial advisory firm (“Murray Devine”), with certain financial inputs for periods beyond 2023 and Murray Devine was advised that the information was not meant to represent financial projections for MPMO. The Company believes that Murray Devine used such information to create its own financial model in connection with rendering its fairness opinion and performing its own related financial analysis. We respectfully acknowledge the Staff’s comment and advise the Staff that the Company and MPMO believe that the projections disclosed in the Registration Statement contain all of the material projected financial information made available to the Company and that the information beyond 2023 that was provided to Murray Devine was not represented as, nor intended to be considered, financial projections for MPMO and would not be material or meaningful to investors.

The Company respectfully advises the Staff that, because it believes that it has disclosed all material projected financial information, it has not made any revisions to the existing disclosure.

Background of the Business Combination, page 88

5.	Revise to discuss how the parties determined the enterprise value for the companies, the exchange ratio based on that value, and the number of earn-out shares.

The Company respectfully advises the Staff that it has revised the disclosure on page 92 of Amendment No. 1 in response to the Staff’s comment.

6.	We note the reference on page 106 about an investor presentation prepared by Morgan Stanley, dated June 2020, for SNR, MPMO and FVAC. Please disclose in

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your background section when this presentation was made and summarize the materials presented. Please also provide your analysis as to whether Morgan Stanley’s presentation was materially related to the transaction under Item 4(b) of Form S-4. If so, please revise to disclose information required by Item 1015(b) of Regulation M-A and to include the report, opinion or appraisal as an exhibit.

The Company respectfully advises the Staff that it has revised the disclosure on page 94 of Amendment No. 1 in response to the Staff’s comment. The investor presentation referenced in the Registration Statement was not materially related to the transaction under Item 4(b) as the investor presentation was not a report, opinion or appraisal; rather the investor presentation was a presentation drafted on a collaborative basis amongst the Company, MPMO, SNR and each of their respective professional advisors, for the purpose of marketing a participation in the PIPE Investment to potential equity investors. The investor presentation was previously filed on a Current Report on Form 8-K on July 15, 2020 as Exhibit 99.2.

Material U.S. Federal Income Tax Consequences, page 113

7.

The exhibit index indicates that the tax opinions by Sidley Austin LLP, and Simpson Thacher & Bartlett LLP will be filed in an amendment as exhibits 8.1 and 8.2, respectively. If you elect to use a short-form opinion, state clearly in the two exhibits and this section that the disclosure constitutes the opinion of the named law firm(s). See Section III.B.2 of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

The Company respectfully advises the Staff that it has revised the disclosure on page 115 of Amendment No. 1 in response to the Staff’s comment. The tax opinions have been filed as Exhibits 8.1 and 8.2 to Amendment No. 1.

Selected Historical Financial Information of MPMO, page 145

8.

We note from page 211 that due to the revenue treatment resulting from the Shenghe implied discount, the amount of revenue you recorded for periods from July 1, 2019 to June 5, 2020 is not comparable to the amount of revenue recorded in other periods. Please provide a note here to briefly describe or cross-reference to a discussion included in the filing. Refer to Instruction 2 to Item 301 of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on page 147 of Amendment No. 1 in response to the Staff’s comment, including the addition of an appropriate cross-reference.

2. Accounting Policies, page 158

9.	Please revise to explain the reclassification adjustments you made on pages 151 and 152. Refer to Rule 11-02(b)(6) of Regulation S-X.

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The Company respectfully advises the Staff that, in response to the Staff’s comment, the various reclassification adjustments presented within the unaudited pro forma condensed combined balance sheet have been separately presented and explained. Refer to Note “2. Accounting Policies” on page 160 of Amendment No. 1.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 159

10.	Please revise Note (D) to disclose the details of MPMO’s historical debt that will be settled concurrently with the close of the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff that it has revised Note (D) on page 162 of Amendment No. 1 in response to the Staff’s comment.

11.	Please revise Note (E) to describe the terms of SNR’s Earnout Shares and how you determined the amounts of fair values of SNR’s Earnout Shares. Refer to Rule 11- 02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff that it has revised Note (E) on page 162 of Amendment No. 1 in response to the Staff’s comment.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 160

12.

Please revise Note (EE) to explain how the amounts in the adjustments for the periods presented were determined. In this regard, also disclose the amortization methods and the useful lives or periods of amortization of the mineral rights. Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff that it has revised Note (EE) on page 164 of Amendment No. 1 in response to the Staff’s comment.

13.	Please revise Note (GG) to show the computation of interest expense eliminated. Refer to Rule 11-02(b)(6) of Regulation S-X

In response to the Staff’s comment, the Company respectfully informs the Staff that the elimination of interest expense represents the actual historical interest expense recorded by MPMO pertaining to the debt that will be settled concurrently with the closing of the Business Combination. Accordingly, Note (GG) on page 164 of Amendment No. 1 has been revised.

14.

Please revise Note (HH) to disclose how the estimated statutory tax rate of 29.8% was derived. In addition, tell us why there are no adjustments for deferred taxes. Refer to Rule 11-02(b)(6) of Regulation S-X.

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In response to the Staff’s comment, the Company respectfully informs the Staff that the estimated statutory tax rate has been updated to 28.0%. Note (HH) on page 164 and the corresponding pro forma adjustments on pages 157 and 158 of Amendment No. 1 have been revised. Additionally, as it relates to the new deferred tax adjustment, Note (E) on page 162 and the corresponding pro forma adjustment on page 153 of Amendment No. 1 have been revised. Additionally, as it relates to the new deferred tax adjustment, Note (Q) on page 163 and the corresponding pro forma adjustment on page 155 have been added.

15.

Please revise Note (II) to describe whether the new executed executive agreements are effective at the same time Merger is consummated and disclose how the amounts were derived for the adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff that it has revised Note (II) on page 164 of Amendment No. 1 has been revised in response to the Staff’s comment.

History of Ownership and Current Operations, page 181

16.

We note your statement that Molycorp, Inc., invested over $1.7 billion of capital primarily in constructing your rare earth processing and separation facilities on the Mountain Pass mine site. Please disclose the specific amounts invested in the mine site instead of Molycorp’s total capital investment, which includes multiple facilities.

The Company respectfully advises the Staff that the reference to Molycorp Inc.’s total capital investment of $1.7 billion related to the Mountain Pass mine site along with the facilities located on the site and not any other sites or facilities located off site.

In addition, the Company respectfully advises the Staff that it has revised the disclosure on page 186 of Amendment No. 1 in response to the Staff’s comment to clarify that the entirety of the $1.7 billion was invested at the Mountain Pass mine site.

Information about the Companies’ Business

Rare Earth Industry Overview and Market Opportunity, page 184

17.

Please revise to disclose whether you commissioned the CRU Group’s “Rare Earth Market Study, 2020, CRU” or any other third-party research referenced in the prospectus. If so, please file as exhibits the corresponding consents which Securities Act Rule 436 requires.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that

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MPMO did not commission the CRU Group’s “Rare Earth Market Study, 2020, CRU” or any other third-party research referenced in the prospectus. Rather, the referenced third-party report consists of research that had already been conducted by CRU, prior to MPMO paying CRU for access to such research. MPMO paid CRU for access to research for the purpose of better understanding the market outlook for the rare earth industry overall, with a particular focus on NdPr, due to the relative importance of these metals to electric vehicles, wind energy, and MPMO’s U.S. operations. Further, the research contained in the report was not secured, or otherwise paid for, in connection with the Registration Statement or to otherwise satisfy any specific disclosure requirement.

Additionally, the Company respectfully advises the Staff that the third-party consultant who conducted the survey is not an “expert” within the meaning of Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”). Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Further, the Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with, or incorporated into, a registration statement. The Company respectfully advises the Staff that the third-party consultant was paid to provide access to their research on the market outlook for the rare earth industry overall, but the results do not reflect the opinion or judgment of an “expert,” and that the consultant is not amongst the enumerated professions under Section 7 of the Securities Act, nor is such consultant within a “profession [that] gives authority to a statement made by [such providers].” Additionally, the research in the report was not prepared specifically for MPMO. Accordingly, the Company believes that such third-party consultant should not be considered an “expert” within the meaning of U.S. federal securities laws, and the Company respectfully submits that no consent is required to be filed as an exhibit to the Registration Statement with respect to the third-party survey.

Our Resource, page 190

18.

We note your disclosure of proven and probable reserves as of July 1, 2020 which references the report prepared by SRK Consulting for your mining properties. We will need to view this technical report, the associated cash flow analysis, and other information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as outlined in paragraph (c) of Industry Guide 7. These documents should be formatted as Adobe PDF files. Please provide the name and phone number for a technical person whom our engineer may call if we have technical questions about your reserves. Please contact our Mining Engineer, George K. Schuler, at (202) 551-3718 to arrange for the submission of the information outlined above.

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The Company respectfully advises the Staff that it has contacted Mr. Schuler to arrange for the submission of the requested information. Questions about MPMO’s reserves can be directed to John Pfahl at SRK Consulting (208-691-7385).

The Mountain Pass Facility, page 194

19.	Please disclose your mine and mill production for the last two years. This would include mine/mill tonnage, grade and resulting concentrate tonnages and grade.

The Company respectfully advises the Staff that it has revised the disclosure on page 200 of Amendment No. 1 in response to the Staff’s comment.

Results, page 198

20.	Please state the reserve price used to estimate your reserves including detail regarding the multiple components used to determine this price and your stated metallurgical process recoveries.

The Company respectfully advises the Staff that it has revised the disclosure on page 204 of Amendment No. 1 in response to the Staff’s comment.

MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Relationship with Shenghe, page 210

21.

We note your disclosure on page 211 that $30.0 million increase in the contractual balance owed to Shenghe Resources (Singapore) was not recorded in your financial statements and contractual commitment remained off-balance sheet. In addition, you also state that the Shenghe implied discount was applied as a reduction to your off-balance sheet commitment and therefore was not recognized as revenue. Please explain to us in detail the contractual commitments, how it arose and basis for determination of such contractual commitment amounts. Please demonstrate to us the accounting basis for not recording contractual commitments and the implied discounts. Provide us the specific accounting literature that supports your accounting position. In addition, for the periods presented disclose the contractual commitments outstanding that remained off-balance sheet and implied discounts that were not recognized as revenue.

The Company acknowledges the Staff’s comment and sets forth below additional background and accounting analyses relating to MPMO’s agreements with Shenghe Resources (Singapore).

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May 2017 Shenghe Resources (Singapore) Advance Commitment and Deferred Revenue Arrangement

In May 2017, shortly following MPMO’s entry into the mineral rights lease and license agreement with Secure Natural Resources, LLC, and in anticipation of the acquisition of the Mountain Pass mine and assets out of bankruptcy, MPMO entered into the Original Offtake Agreement, the TSA and DMA with Shenghe Resources (Singapore). The purpose of these arrangements, among others, was both to secure funding, in the form of prepayments, for the restart of operations at Mountain Pass (with an initial total prepayment amount of $50 million under the Original Offtake Agreement) and to secure a customer for the purchase of offtake products, while also providing Shenghe Resources (Singapore) a source of rare earth products for its markets.

The Original Offtake Agreement provided for a firm take-or-pay arrangement, with Shenghe Resources (Singapore) required to purchase MPMO’s entire production of offtake products for the relevant periods. At the time of sale, Shenghe Resources (Singapore) would pay MPMO an amount that estimated MPMO’s economic costs of production in cash, and MPMO would recognize the remainder of the sales price through realization of deferred revenue from the prepayments. Under the Original Offtake Agreement, the only recourse Shenghe Resources (Singapore) had to recover its prepayments was through (i) the purchase of offtake products and the gross profit that it would make on its subsequent sales of those offtake products (referred to as the Shenghe “gross profit”), and (ii) an entitlement to receive cash proceeds from certain asset sales by MPMO, if any, to the extent that MPMO elects, in its sole discretion, to enter into such asset sales. The Original Offtake Agreement provided that sales of offtake products would commence upon the mine achieving commercial operations (as defined in the Original Offtake Agreement), which occurred in July 2019, and would terminate once the full amount of the prepayments from Shenghe Resources (Singapore) had been recovered through product sales or otherwise in accordance with the Original Offtake Agreement.

At inception, MPMO determined that this funding arrangement met the definition of a contract with a customer under ASC 606, and did not meet the definition of debt under ASC 470-10-25-2 after considering the several criteria in ASC 470-10-25-2, and in particular noting that the customer did not have recourse to MPMO or its assets to recover prepayments, but rather only to the continued purchase and sale of offtake products and an entitlement to receive the receipt of proceeds from certain asset sales, as described above. As such, the prepayments were recognized upon receipt as deferred revenue pursuant to ASC 606-10-55-46, which states:

“[U]pon receipt of a prepayment from a customer, an entity should recognize a contract liability in the amount of the prepayment for its performance obligation to transfer, or to stand ready to transfer, goods or services in the future. An entity should derecognize that contract liability (and recognize revenue) when it transfers those goods or services and, therefore, satisfies its performance obligation.”

The Original Offtake Agreement contemplated that MPMO’s offtake products would be sold to Shenghe Resources (Singapore) for an agreed value, which was to be determined based on

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Shenghe Resources (Singapore)’s actual realized price on sale to its customers, less taxes, tariffs and certain other adjustments, as described in the Registration Statement. The transaction price attributed to any sale of offtake products would be equal to the amount to be recorded as revenue in connection with such sale, subject to certain other adjustments for taxes, tariffs and other agreed charges. Of the transaction price, an agreed portion approximating MPMO’s cost of production was to be paid in cash, and the difference between Shenghe Resources (Singapore)’s actual realized price, net of taxes, tariffs and certain other agreed charges, and the amount to be paid in cash to MPMO, was to be recognized in satisfaction of Shenghe Resources (Singapore)’s prepayments, thus resulting in realization of a portion of MPMO’s deferred revenue balance in the same amount.

No sales were recorded under the original arrangements described above prior to their modification in June 2017.

June 2017 Short-Term Loan and Modification of Deferred Revenue Arrangement

In June 2017, MPMO sought $30 million in additional capital to post collateral for surety bonding requirements that needed to be in place for the closing of the Mountain Pass acquisition. Pursuant to a letter agreement dated June 20, 2017, Shenghe Resources (Singapore) provided the required capital to MPMO in the form of a short-term loan. MPMO agreed to repay the loan within 12 months, in cash and without interest, with interest accruing at 10% per annum thereafter if the loan was not repaid within 12 months. As consideration for this interest-free loan, MPMO also agreed to treat the amount of the loan as an additional prepayment under the Original Offtake Agreement and thus increase the amount of offtake products to which Shenghe Resources (Singapore)’s gross profit retention applied by an additional $30 million. This increased the total amount of gross profit that Shenghe Resources (Singapore) was entitled to retain on purchases of offtake products to up to $80 million, versus the up to $50 million under the Original Offtake Agreement. The $30 million in proceeds received in connection with this arrangement were allocated on a relative fair value basis between the debt component and the modification of the revenue arrangement in the Original Offtake Agreement, as required when a contract contains a debt obligation and other components.

1. Short-term Loan

MPMO determined that the short-term loan was a debt obligation under ASC 470 because it required cash repayment. Because the transaction included a debt instrument – and because neither the debt instrument nor the modification to the deferred revenue arrangement require subsequent measurement at fair value – MPMO allocated the proceeds based on a relative fair value to the debt and revenue transactions, following guidance for allocation of proceeds for debt and equity arrangements. As a result, $26.5 million of proceeds were allocated to the debt obligation. The debt was fully repaid in 2018.

2. Modification of Deferred Revenue Arrangement

Other than the change to the contractual balance of prepaid advances, no other significant terms of the Original Offtake Agreement were changed, and it continued to be accounted for as a

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contract with a customer under ASC 606 until June 5, 2020. MPMO therefore allocated the remaining $3.5 million of the proceeds from the transaction to the modification of the Original Offtake Agreement, recognized as an addition to deferred revenue, using a relative fair value basis, pursuant to ASC 606-10-15-4, which provides:

“If the other Topics specify how to separate and/or initially measure one or more parts of the contract, then an entity shall first apply the separation and/or measurement guidance in those Topics. An entity shall exclude from the transaction price the amount of the part (or parts) of the contract that are initially measured in accordance with other Topics and shall apply paragraphs 606-10-32-28 through 32-41 to allocate the amount of the transaction price that remains (if any) to each performance obligation within the scope of this Topic and to any other parts of the contract identified by paragraph 606-10-15-4(b).”

MPMO determined that the change in the prepayment provisions constituted a modification under ASC 606-10-25-10, which provides: “A contract modification is a change in the scope or price (or both) of a contract that is approved by the parties to the contract.” MPMO concluded that a change in scope had occurred because MPMO’s commitment to deliver offtake products subject to Shenghe Resources (Singapore)’s gross profit retention right was increased from $50 million worth of offtake products under the Original Offtake Agreement to $80 million worth of offtake products after the short-term loan, in each case assuming the full funding of the $50 million initial prepayment amount under the Original Offtake Agreement. Put differently, the Offtake Agreement was to remain in effect until Shenghe Resources (Singapore) had recovered its full gross profit retention amount of $80 million.

MPMO determined that the modification did not qualify for treatment as a separate contract under ASC 606-10-25-12, because the change in price (based on the $3.5 million allocated proceeds) was not consistent with the standalone selling price of the additional offtake product that would be included as promised goods in the modified Original Offtake Agreement. Accordingly, the modification to the deferred revenue arrangement was treated as the termination of the old arrangement and creation of a new arrangement, following ASC 606-10-25-13a, which states:

“An entity shall account for the contract modification as if it were a termination of the existing contract, and the creation of a new contract, if the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification. The amount of consideration to be allocated to the remaining performance obligations (or to the remaining distinct goods or services in a single performance obligation identified in accordance with paragraph 606-10-25-14(b)) is the sum of:

1. The consideration promised by the customer (including amounts already received from the customer) that was included in the estimate of the transaction price and that had not been recognized as revenue, and

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2. The consideration promised as part of the contract modification.”

3. Accounting Impact of the June 2017 Deferred Revenue Arrangement Modification

Under the Original Offtake Agreement, prior to the June 2017 modification, Shenghe Resources (Singapore) was entitled to realize, assuming and upon its full funding of its initial $50 million prepayment commitment, $50 million of gross profit based on its actual realized price on subsequent sales to customers, net of certain aforementioned items. This amount was retained by Shenghe Resources (Singapore) and the value of offtake products delivered to Shenghe Resources (Singapore), up to that amount and subject to certain adjustments, reduced MPMO’s obligation to deliver offtake products under the Original Offtake Agreement. MPMO’s deferred revenue balance would, in turn, be reduced by an identical amount.

Following the June 2017 modification, Shenghe Resources (Singapore) was entitled to realize, assuming and upon its full funding of its initial $50 million prepayment commitment, $80 million of gross profit based on its actual realized price on subsequent sales to customers, and the value of offtake products delivered to Shenghe Resources (Singapore) up to that amount, reduced MPMO’s obligation to deliver offtake products under the Original Offtake Agreement. Accordingly, once deliveries under the Original Offtake Agreement commenced in July 2019, only a ratable portion of Shenghe Resources (Singapore)’s gross profit retention right was applied to reduce MPMO’s deferred revenue balance, while another portion, referred to as the Shenghe implied discount, was applied as a reduction to the overall contractual commitment to deliver offtake products (which was an amount up to $80 million). Note that the $80 million refers to the amount of Shenghe Resources (Singapore)’s gross profit retention to be used in measuring the reduction of the prepaid amounts, not any kind of cash obligation on the part of MPMO.

MPMO originally used the term “off-balance sheet commitment” to describe the difference between (x) the amount of offtake products that MPMO was obligated to deliver subject to Shenghe Resources (Singapore)’s gross profit retention right and (y) MPMO’s deferred revenue balance on account of Shenghe Resources (Singapore)’s cash advances to MPMO. Upon consideration of the Staff’s comment, MPMO believes this characterization was inaccurate and have revised the disclosure to describe this difference as the “adjusted offtake product delivery amount.” This is because the offtake balance simply represents a measure of the prepaid credit attributed to the customer, not a measure of any cash obligation by MPMO. The difference between the contractually stated value of the prepayment and the amount recorded on MPMO’s books is a result of the allocation of proceeds under ASC 606, not an indication of an “off balance sheet” obligation.

June 2020 Termination of the Deferred Revenue Arrangement

On June 5, 2020, MPMO further amended and modified the Original Offtake Agreement, as discussed on page 218 of the Registration Statement, resulting in, among other things, the termination of the Shenghe implied discount and modification of the revenue arrangement described above.

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22.

You disclose that the A&R Offtake Agreement modified the definition of “offtake products” in order to remove from the scope of that definition certain types of future products. Please clarify the types of future products removed from such definition.

The Company respectfully advises the Staff that the A&R Offtake Agreement modified the definition of “offtake products” in order to remove from the scope of that definition lanthanum, cerium and other rare earth products that do not meet the specifications agreed to under the A&R Offtake Agreement.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Companies have revised the disclosure on pages 219 and 293 of Amendment No. 1 to refer to the above-mentioned products removed from the scope of the definition of “offtake products.”

Key Performance Indicators, page 212

23.

Please revise to include the computations of Realized Price per REO MT reconciling total value realized for a given period to the product sales revenue reported in your financial statements for the periods presented.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 221 of Amendment No. 1 to include a tabular computation reconciling to product sales recorded as revenue. The Company respectfully advises the Staff that MPMO has also identified a formulaic error in its original calculation of Realized Price per REO MT and has revised the figures accordingly.

Cash Flows, page 225

24.

We note significant fluctuations in cash provided by operating activities during the periods presented on pages F-23 and F-53. Please expand your disclosure to include a robust discussion describing and quantifying the specific effects of the drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosure should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350.

The Company respectfully acknowledges the Staff’s comment and has reviewed the guidance in Section IV.B.1 of SEC Release 33-8350. Accordingly, we have revised the disclosure on page 233 of Amendment No. 1 to provide additional information about the underlying reasons for material changes in working capital items. The drivers of changes in

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other items materially affecting operating cash flows are discussed in “MPMO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” and the disclosure has been revised to include specific cross-references.

Certain Relationships and Related Party Transactions

Certain Relationships and Related Person Transactions—Companies

Shenghe Agreements, page 282

25.

Please clarify what will happen to Shenghe Resources’ (Singapore) 89.88 MPMO preferred units, and Leshan Shenghe’s ownership of its 110.98 MPMO preferred units issued in connection with the original commercial arrangements, as part of the closing of the business combination.

The Company respectfully advises the Staff that only the 110.98 MPMO preferred units held by Leshan Shenghe were issued in connection with the original commercial arrangements. The Shenghe Warrant, exercisable for 89.99 MPMO preferred units, was issued in connection with the restructuring contemplated by the framework agreement and amendment entered into among MPMO, Leshan Shenghe and Shenghe Resources (Singapore) on May 6, 2020. The Shenghe Warrant has not yet been exercised, but will be exercised in full in connection with the Pre-Closing Reorganization, pursuant to which MPMO will issue 89.88 MPMO preferred units to Shenghe Resources (Singapore). By operation of the MPMO Transition Merger, each MPMO preferred unit held by Leshan Shenghe and Shenghe Resources (Singapore) will be cancelled in exchange for the issuance by MPMO HoldCo of one share of MPMO preferred stock (or fraction thereof). Thereafter, pursuant to the initial MPMO merger, each share of MPMO HoldCo preferred stock held by Leshan Shenghe and Shenghe Resources (Singapore) will be converted into the right to receive shares of FVAC Class A common stock and the contingent right to receive Earnout Shares.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Companies have revised the disclosure on page 293 of Amendment No. 1 to refer to the exercise of the Shenghe Warrant, and the resulting effects on the MPMO preferred units and shares of MPMO HoldCo preferred stock pursuant to the MPMO Transition Merger and initial MPMO merger, respectively.

Beneficial Ownership of Securities, page 175

26.

Please disclose the natural person or entity that controls Shenghe Resources Holding Co., Ltd., which you indicate at page 282 is publicly listed on the Shanghai Stock Exchange. See Item 403 of Regulation S-K and Item 18(a)(5)(ii) of Form S-4.

Kevin Dougherty Securities and Exchange Commission Page 15

The Company respectfully acknowledges the Staff’s comment, and notes that Shenghe Resources Holding Co., Ltd. (“Shenghe”) is a publicly traded company on the Shanghai Stock Exchange, and that its largest shareholder holds 14.04% of Shenghe’s outstanding common shares as of September 18, 2020.

Accordingly, the Company respectfully advises the Staff that it does not believe that any natural person or entity controls Shenghe, and the Company does not believe that any revisions to the existing disclosure are required or would be meaningful to investors.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

27.

The audit period stated in the first sentence of the opinion section (i.e. January 24, 2020 through January 31, 2020) is inconsistent with the financial statements presented and period covered in the opinion. Please revise to provide an audit report that includes appropriate period audited consistent with the period covered by the opinion.

The Company respectfully advises the Staff that a typographical error has been corrected on page F-2 of Amendment No. 1 such that the period is January 24, 2020 through June 30, 2020.

Note 2- Summary of Significant Accounting Policies Revenue Recognition, page F-26

28.

We note your disclosure that sales to Shenghe under the Offtake Agreement beginning in July 2019 also reflect an adjustment for an implicit discount referred as “Shenghe implied discount”. Please disclose your accounting policies regarding Shenghe implied discount and explain to us how it complies with ASC 606.

The Company respectfully requests that the Staff consult the response to Comment No. 21 above, where we have described the allocation of proceeds for the Shenghe arrangement. The “Shenghe implied discount” is simply the difference between the stated, or notional, prepayment balance according to the contractual arrangements and the prepaid amount for offtake products recorded in deferred revenue as determined under ASC 606.

The amount of deferred revenue recognized on MPMO’s balance sheet for prepayments received from Shenghe Resource (Singapore) was determined in accordance with ASC 606-10-55-46, and the effects of the June 2017 modification were treated, for accounting purposes, as the termination of the existing contract and creation of a new contract, including adjustments to the transaction price for consideration received in contemplation of the modification, as described in ASC 606-10-25-13a. After the modification, MPMO recognized revenue based on the transaction price, which included an allocation of amounts classified as deferred revenue. Specifically, since every sale of offtake products included

Kevin Dougherty Securities and Exchange Commission Page 16

both a payment of cash by Shenghe Resources (Singapore) and a reduction in their prepaid balance, MPMO reduced the prepaid balance as products were shipped based on the proportion of the deferred revenue obligation that had been satisfied consistent with the guidance in ASC 606-10-32-40.

The difference between the notional prepayment balance according to MPMO’s contracts and the prepaid amount for offtake products recorded as deferred revenue, which gives rise to the Shenghe implied discount, is primarily due to the effects of relative fair value allocations of consideration received for the June 2017 modification, as described in the Company’s response to Comment No. 21. Effectively, this “discount,” or difference between the notional prepaid amount in the contract and the recognized deferred revenue based on consideration received (determined under ASC 606), is amortized over the life of the arrangement, following the same approach described above with respect to deferred revenue.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891.

Sincerely yours,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen
Weil, Gotshal & Manges LLP

cc:	Andrew A. McKnight

Chief Executive Officer

Fortress Value Acquisition Corp.